EXHIBIT 99.1

Clementia Reports Third Quarter 2017 Financial Results and Business Highlights

Initial Public Offering Completed, Raising $128.2 Million in Net Proceeds

U.S. FDA Grants Breakthrough Therapy Designation to Palovarotene for Fibrodysplasia Ossificans Progressiva (FOP)

On Track to Begin Pivotal MOVE Study in FOP Later this Year

MONTREAL, Nov. 13, 2017 (GLOBE NEWSWIRE) -- Clementia Pharmaceuticals Inc. (NASDAQ:CMTA), a clinical-stage biopharmaceutical company, today reported financial results for the quarter ended September 30, 2017 and provided an update on recent corporate and clinical developments.

“With the successful completion of our initial public offering we have the necessary resources to initiate our Phase III MOVE Trial evaluating palovarotene for FOP this quarter, as well as our Phase II/III MO-Ped Trial evaluating palovarotene for multiple osteochondromas (MO) in early 2018,” commented Clarissa Desjardins, chief executive officer of Clementia. “The MOVE Trial is the first-ever Phase III clinical trial for the treatment of patients with FOP, and we look forward to working closely with patients and investigators around the world to complete this study while also advancing our clinical programs for MO and dry eye disease in 2018.”

Recent Corporate Highlights

  In August, Clementia completed an initial public offering (IPO) of 9.2 million common shares at a price of $15 per share for net proceeds of approximately $128.2 million, after underwriting discounts and commissions.
  In July, Clementia received Breakthrough Therapy Designation from the U.S. Food and Drug Administration (FDA) for palovarotene for the prevention of heterotopic ossification (HO) in patients with FOP.
  In November, palovarotene was granted Orphan Drug Designation from the FDA for the treatment of MO.

Upcoming Milestones

  Following positive engagement with U.S. and international regulatory authorities around the MOVE study protocol, Clementia is on track to begin this Phase III study and enroll the first patient by the end of 2017. The Company plans to host a conference call with investors and Clementia’s clinical team to review the clinical program in greater detail at that time.
  The Company anticipates reporting preliminary results from the Part B open-label extension portion of its ongoing Phase II study of palovarotene in FOP in the second quarter of 2018.
  The Company has received regulatory feedback on the protocol for its Phase II/III MO-Ped study of palovarotene for the treatment of patients with MO, and expects to enroll the first patient in this global study by early 2018.

Third Quarter 2017 Financial Results (all amounts are presented in U.S. dollars.)

  Cash: As of September 30, 2017, Clementia had cash and investments of $152.2 million, which includes the $128.2 million raised in Clementia’s IPO completed in August.
  Research and development (R&D) expenses: R&D expenses were $7.1 million and $16.8 million, respectively, for the three and nine months ended September 30, 2017, compared to $4.5 million and $11.5 million, respectively, for the same periods in 2016. Increases in R&D expenses were primarily due to clinical costs associated with the Company’s lead program, palovarotene for FOP, as well as employee-related costs, including salary, benefits and stock-based compensation due to the increase in R&D headcount to support additional clinical trials.
  General and administrative (G&A) expenses: G&A expenses were $2.8 million and $6.9 million, respectively, for the three and nine months ended September 30, 2017, compared to $0.7 million and $2.6 million, respectively for the same periods in 2016. Increases in G&A expenses were primarily due to IPO related costs, as well as employee-related expenses, including salary, benefits and stock-based compensation due to the increase in G&A headcount to support the continued growth of the Company.
  Net Loss: Clementia reported net losses for the three and nine months ended September 30, 2017 of $39.0 million ($1.83 per share) and $103.7 million ($11.81 per share), respectively, compared to $1.6 million ($0.69 per share) and $9.1 million ($3.89 per share), respectively, for the same periods in 2016. The increases in net losses were largely driven by non-cash financial expenses primarily due to the re-measurement at fair value of the preferred shares embedded derivative in the three and nine months ended September 30, 2017 as compared to 2016. With the successful completion of the Company’s IPO in August, all classes of preferred shares have been converted into common shares and as such, gains or losses on the re-measurement of embedded derivatives at fair value and the accretion expense has ended in the third quarter of 2017.

About Clementia Pharmaceuticals Inc.
Clementia is a clinical-stage biopharmaceutical company committed to delivering treatments to people who have none. The Company is developing its lead candidate palovarotene, a novel RARγ agonist, to treat fibrodysplasia ossificans progressiva (FOP), multiple osteochondromas (MO, also known as hereditary multiple exostoses), and other diseases. For more information, please visit www.clementiapharma.com.

Cautionary Note Regarding Forward-Looking Statements
This press release may include “forward-looking statements” within the meaning of the applicable securities laws. Each forward-looking statement contained in this press release is subject to known and unknown risks and uncertainties and other unknown factors that could cause actual results to differ materially from historical results and those expressed or implied by such statement. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” to be uncertain and forward-looking. Applicable risks and uncertainties include, among others, our ability to generate revenue and become profitable; the risks related to our heavy reliance on palovarotene, our only current product candidate; the risks associated with the development of palovarotene and any future product candidate, including the demonstration of efficacy and safety; our heavy dependence on licensed intellectual property, including our ability to source and maintain licenses from third-party owners; as well as the risks identified under the heading “Risk Factors” in our Prospectus on Form 424(b) filed with the Securities and Exchange Commission (“SEC”), as well as the other information we file with the SEC or on SEDAR.  We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.  You are encouraged to read our filings with the SEC or on SEDAR, available at www.sec.gov or www.sedar.com, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this press release, and we undertake no obligation to update or revise any of these statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor/Media Contact:
Joseph Walewicz
Clementia Pharmaceuticals Inc.
+1-514-940-1080

Chelcie Lister
THRUST Investor Relations
+1-910-777-3049

Clementia Pharmaceuticals Inc. Interim Condensed Consolidated Statements of Financial Position (unaudited)

As at (in US dollars)	September 30, 2017	December 31, 2016
Assets
Current assets
Cash	$37,238,196	$9,434,495
Short-term investments	40,000,000	30,000,000
Interest receivable	260,082	307,579
Sales tax and other receivables	175,840	90,966
Investment tax credits receivable	350,747	139,223
Prepaid expenses	4,459,864	652,158
Total current assets	82,484,729	40,624,421

Non-current assets
Long-term investments	75,000,000	-
Property and equipment	35,330	38,163
Intangible assets	1,763,866	894,584
Total non-current assets	76,799,196	932,747

Total assets	$159,283,925	$41,557,168

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$6,371,234	$4,521,537
Income taxes payable	119,925	2,176
Total current liabilities	6,491,159	4,523,713

Non-current liabilities
Preferred shares	-	67,880,952
Embedded derivatives	-	117,824,611
Total non-current liabilities	-	185,705,563

Total liabilities	$6,491,159	190,229,276

Equity
Common shares	230,659,692	272,391
Contributed surplus	1,956,515	498,471
Deficit	(79,823,441)	(149,442,970)
Total equity	152,792,766	(148,672,108)

Total equity and liabilities	$159,283,925	$41,557,168

Clementia Pharmaceuticals Inc. Interim Condensed Consolidated Statements of Net Loss and Comprehensive Loss (unaudited)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
(in US dollars)	2017	2016	2017	2016

Expenses

Research and development expenses	$7,073,872	$4,490,048	$16,813,902	$11,544,330
Investment tax credits	(91,484)	(31,154)	(211,524)	(106,099)
	6,982,388	4,458,894	16,602,378	11,438,231

General and administrative expenses	2,816,980	696,403	6,878,786	2,564,282

Interest income	(316,081)	(94,626)	(503,915)	(310,062)
Financial expenses (income)	29,415,957	(3,477,195)	80,440,739	(4,671,170)

Net loss before income taxes	38,899,244	1,583,476	103,417,988	9,021,281

Income tax expense	106,310	43,569	248,338	116,527

Net loss and comprehensive loss	($39,005,554)	($1,627,045)	($103,666,326)	($9,137,808)

Basic and diluted loss per share	($1.83)	($0.69)	($11.81)	($3.89)
Weighted average number of outstanding basic and diluted shares	21,317,604	2,351,347	8,778,602	2,351,347

Clementia Pharmaceuticals Inc. Interim Condensed Consolidated Statements of Cash Flows (unaudited)

	Three-month periods ended September 30,		Nine-month periods ended September 30,
(in US dollars)	2017	2016	2017	2016

Operating activities
Net loss	($39,005,554)	($1,627,045)	($103,666,326)	($9,137,808)
Adjusting items
Interest income recognized in net loss	(316,081)	(94,626)	(503,915)	(310,062)
Depreciation of property and equipment	6,063	8,418	19,855	26,137
Amortization of intangible assets	48,673	34,570	130,718	102,957
Transaction costs recognized in net loss	-	-	35,175	-
Embedded derivative loss recognized in net loss	29,007,078	(4,430,279)	77,902,663	(7,346,146)
Accretion of preferred shares	393,425	942,203	2,479,161	2,786,261
Share-based compensation	795,806	42,982	1,478,082	142,985
Net foreign exchange gain	(32,634)	14,313	(48,026)	(116,753)
Income tax expense recognized in net loss	106,310	43,569	248,338	116,527
Income taxes paid	(42,500)	(32,939)	(130,589)	(38,219)
Net changes in working capital
Sales tax and other receivables	(49,860)	(46,264)	(74,884)	(30,505)
Investment tax credits receivable	(91,484)	136,408	(211,524)	271,802
Deferred financing costs	275,784	-	-	-
Prepaid expenses	(3,727,642)	(267,872)	(3,807,706)	(706,665)
Accounts payable and accrued liabilities	457,938	1,714,117	1,835,789	721,711
Net operating cash flows	(12,714,678)	(3,562,445)	(24,313,189)	(13,517,778)

Investing activities
Interest income received	184,040	52,624	551,412	83,077
Acquisition of short and long-term investments	(109,000,000)	-	(134,000,000)	(40,000,000)
Maturity of short-term investments	19,000,000	10,000,000	49,000,000	10,000,000
Acquisition of property and equipment	(4,194)	(1,138)	(17,022)	(20,613)
Acquisition of intellectual property	-	-	(1,000,000)	-
Net investing cash flows	(89,820,154)	10,051,486	(85,465,610)	(29,937,536)

Financing activities
Issuance of common shares	-	-	31,588	-
Issuance of common shares upon public offering	137,865,000	-	137,865,000	-
Share issuance costs	(10,236,593)	-	(10,236,593)	-
Issuance of preferred shares	-	-	10,000,080	-
Issue costs of preferred shares	-	-	(129,520)	-
Net financing cash flows	127,628,407	-	137,530,555	-

Net increase (decrease) in cash	25,633,575	6,489,041	27,751,756	(43,455,314)
Cash at beginning of period	11,584,221	8,298,313	9,434,495	58,106,885
Effect of exchange rate fluctuations on cash held	20,400	(15,355)	51,945	120,428
Cash at end of period	$37,238,196	$14,771,999	$37,238,196	$14,771,999